UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at December 2, 2009

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: December 9, 2009

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.,
Houghton Estate, Johannesburg, 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
--
Ste. 1020-800 West Pender Street
Vancouver, BC
Canada
Tel: 604-684-6365
Toll Free: 1-800-667-2114
Fax: 604-684-8092

ROCKWELL TO RAISE UP TO C$12.5 MILLION IN NEW EQUITY THROUGH
A RIGHTS OFFERING AND A CONCURRENT PRIVATE PLACEMENT

December 2, 2009, Vancouver, BC - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it is proceeding with two inter-related financings to raise up to C$12.5 million in new common share equity. As promised to shareholders in June 2009, the Company is proceeding with its "Fair Rights Offering" which will see rights to purchase approximately 67 million shares issued to shareholders where permitted by law. The exercise price for shareholders will be C$0.05 per common share to raise C$3.35 million. Of the 67 million shares on offer under the rights offering, the exercise of 47.5 million of these shares at C$0.065 each has been guaranteed by Daboll Consultants Limited ("Daboll"), principals of which are associated with the Steinmetz Diamond Group.

Along with the rights offering, the Company plans to complete a private placement of an additional 140 million shares at C$0.065 per share, representing a 30% premium over the price offered to shareholders in the rights offering. Approximately 30 million of these 140 million shares will participate in the rights offering and GODIA Capital Partners GP Limited ("Godia"), a Chinese managed investment group is subscribing for a minimum of 47.5 million shares in the placement. Both Godia and Daboll have already placed their subscription funds into escrow.

The rights offering circular will be filed with Canadian securities regulatory authorities in all of the provinces and territories of Canada and with the Toronto and Johannesburg stock exchanges. Each registered holder of the shares on the record date, expected to be set for late December, will receive one right for each share held. Four rights plus the subscription price of C$0.05 or approximately ZAR 0.35 will be required to subscribe for each share under the rights offering. A separate announcement of the record date will be made.

Rights offering materials will not be mailed to holders of Common Shares resident outside of Canada and South Africa ("Ineligible Shareholders"). Ineligible Shareholders will be sent a letter advising them that their rights certificates will be issued to and held by the subscription agent, which will hold those rights as agent for the benefit of all Ineligible Shareholders. The letter will outline the terms on which the Company may accept subscriptions from certain Ineligible Shareholders, other than holders resident in the United States.

The rights and Common Shares issuable upon the exercise of the rights will not be registered under the U.S. Securities Act and may not be offered or sold in the United States of America or any of its territories or possessions or to U.S. Persons. Accordingly, subscriptions will not be accepted from any security holder or transferee who is a U.S. Person or resident in the United States of America, its territories or possessions. Upon receipt of approval of the Rights Offering Circular, which is expected to be completed in a timely manner, the final terms of the rights offering, including the record date, will be announced. The rights offering is targeted for commencement in mid-December and will terminate in mid-January, 2009. The rights are expected to trade through the facilities of the TSX during that period.

President and CEO John Bristow commented "We are pleased to be able to update our investors on the concrete steps achieved to ensure these financings are successfully completed. These funds will be utilized to settle short term debt and strengthen the Company's balance sheet, as well as modernizing and re-commissioning the Wouterspan operation and thereby adding diamond production and revenue in the short term.

The Chairman's letter to shareholders prior to our recent Annual General Meeting introduced a plan to add strategic investors to help facilitate the growth and expansion of the Company. This financing is consistent with that approach, and we welcome the commitments made to the Company by Godia and Daboll. Through the combination of a steadily improving diamond market, the support of our new investors, and most importantly the long term support of our existing shareholders, Rockwell is ideally placed to resume growth."

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

For further information, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the expected terms of the rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms of the rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the results of the review of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the rights offering may differ materially from those outlined in the forward-looking statements.